Quesadilla Gorilla, Inc.

PROFIT AND LOSS
January - August, 2020

	TOTAL
Income	
Food	992,909.96
Refunds	-734.23
Total Income	**$992,175.73**
Cost of Goods Sold	
Beer Cost	1,178.30
Cash Over/Short	176.00
Equipment Rental	22,220.42
Food Costs	248,398.68
Payroll	398,733.88
Tips Payout	50,433.31
Total Payroll	**449,167.19**
Restaurant Supplies	40,213.31
Total Cost of Goods Sold	**$761,353.90**
GROSS PROFIT	**$230,821.83**
Expenses	
Advertising	8,546.80
Ask My Account	0.00
Bank Charges	747.02
Cell Phone	1,242.98
Contractor and Professional Fees	400.00
Donations	200.46
Electric	16,149.86
Employee Appreciation	1,244.93
Food Truck Gas	3,479.96
Food Truck Propane	1,180.95
Gas	347.41
Grubhub Fees	11,208.92
Health Insurance	3,529.45
Insurance	17,029.22
Interest Expense	1,410.43
late charge	508.33
Legal & Professional Fees	4,270.00
Licenses & Permits	8,389.56
Maintenance	6,712.49
Marketing and promotions	720.61
Meals and Entertainment	506.44
Merch/Deisgn	3,877.81
Merchant Service Fees	66,160.43
Mileage Reimbursements	86.62
napa rent	529.54

Quesadilla Gorilla, Inc.

PROFIT AND LOSS
January - August, 2020

	TOTAL
Office Supplies	4,819.03
Merch Shipping Fees	35.49
Total Office Supplies	**4,854.52**
Office/General Administrative Expenses	7,177.24
Phone/Wifi	3,671.39
Total Office/General Administrative Expenses	**10,848.63**
Payroll Service	3,072.76
Payroll Taxes	45,733.03
Penalties	420.59
Phone/Wifi (deleted)	651.39
Pick Up/Prius Gas	1,747.53
Rent or Lease	26,707.25
Repair	16,963.80
Repair & Maintenance	3,065.80
Square Fees	8,025.87
Storage	1,960.00
Supplies	10,570.47
Taxes	0.00
Toast fees	3,265.36
Travel	571.15
Truck Fees	3,017.86
Utilities	635.25
Water	1,022.87
Wifi	156.66
Work Attire	81.74
Workers Comp	9,937.75
Total Expenses	**$311,790.50**
NET OPERATING INCOME	$ -80,968.67
Other Income	
Other Income	14,406.97
Tips Received	50,218.02
Total Other Income	**$64,624.99**
NET OTHER INCOME	**$64,624.99**
NET INCOME	**$ -16,343.68**